UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GENPACT LIMITED
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3922B107	Schedule 13G	Page 2 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genpact Investment Co. (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,832,699
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 106,832,699
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 3 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 4 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAP-W International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 5 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) General Atlantic Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 6 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 7 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 8 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 9 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 10 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 11 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 12 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oak Hill Capital Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 13 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oak Hill Capital Management Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 14 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oak Hill Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 15 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oak Hill Capital Management Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 16 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oak Hill Capital Partners II (Cayman II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 17 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 18 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP MGP Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 19 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP MGP (Bermuda), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 20 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP SLP (Bermuda), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 21 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP GenPar II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 22 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP MGP Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 23 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP MGP II (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 24 of 37

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OHCP SLP II (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	[ X ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.8%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 25 of 37

Item 1.         (a)      NAME OF ISSUER

Genpact Limited (the “Company”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Canon’s Court, 22 Victoria Street

Hamilton HM, Bermuda

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Genpact Investment Co. (Bermuda) Limited (f/k/a Genpact Investment Co. (Lux) SICAR S.a.r.l.) (“GICO”)
(ii)	General Atlantic LLC (“GA LLC”);
(iii)	GAP-W International, L.P. (“GAP-W”);
(iv)	General Atlantic Partners (Bermuda), L.P. (“Bermuda LP”);
(v)	GapStar, LLC (“GapStar”);
(vi)	GAP Coinvestments III, LLC (“GAPCO III”);
(vii)	GAP Coinvestments IV, LLC (“GAPCO IV”);
(viii)	GAPCO GmbH & Co. KG (“KG”);
(ix)	GAPCO Management GmbH (“GmbH”);
(x)	GAP (Bermuda) Limited (“GAP Bermuda”);
(xi)	Oak Hill Capital Partners (Bermuda), L.P. (“OHCP Bermuda”);
(xii)	Oak Hill Capital Management Partners (Bermuda), L.P. (“OHCMP Bermuda”);
(xiii)	Oak Hill Capital Partners II (Cayman), L.P. (“OHCP Cayman”);
(xiv)	Oak Hill Capital Management Partners II (Cayman), L.P. (“OHCMP Cayman”);
(xv)	Oak Hill Capital Partners II (Cayman II), L.P. (“OHCP Cayman II”);
(xvi)	OHCP GenPar (Bermuda), L.P. (“GenPar Bermuda”);
(xvii)	OHCP MGP Partners (Bermuda), L.P. (“MGP Partners Bermuda”);
(xviii)	OHCP MGP (Bermuda), Ltd. (“MGP Bermuda”);
(xix)	OHCP SLP (Bermuda), Ltd. (“SLP Bermuda”);
(xx)	OHCP GenPar II (Cayman), L.P. (“GenPar Cayman”);
(xxi)	OHCP MGP Partners II (Cayman), L.P. (“MGP Partners Cayman”);
(xxii)	OHCP MGP II (Cayman), Ltd. (“MGP Cayman”); and
(xxiii)	OHCP SLP II (Cayman), Ltd. (“SLP Cayman”)

CUSIP NO. G3922B107	Schedule 13G	Page 26 of 37

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

With regard to persons (i) through (x) above:

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

With regard to persons (xi) through (xxiii):

201 Main Street, Suite 2415

Fort Worth, Texas 76102

(c)	CITIZENSHIP

(i)	GICO – Bermuda
(ii)	GA LLC – Delaware
(iii)	GAP-W – Bermuda
(iv)	Bermuda LP – Bermuda
(v)	GapStar – Delaware
(vi)	GAPCO III – Delaware
(vii)	GAPCO IV – Delaware
(viii)	KG – Germany
(ix)	GmbH – Germany
(x)	GAP Bermuda – Bermuda
(xi)	OHCP Bermuda - Bermuda
(xii)	OHCMP Bermuda - Bermuda
(xiii)	OHCP Cayman – Cayman Islands
(xiv)	OHCMP Cayman – Cayman Islands
(xv)	OHCP Cayman II – Cayman Islands
(xvi)	GenPar Bermuda - Bermuda
(xvii)	MGP Partners Bermuda – Bermuda
(xviii)	MGP Bermuda – Bermuda
(xix)	SLP Bermuda – Bermuda
(xx)	GenPar Cayman – Cayman Islands
(xxi)	MGP Partners Cayman – Cayman Islands
(xxii)	MGP Cayman – Cayman Islands
(xxiii)	SLP Cayman – Cayman Islands

CUSIP NO. G3922B107	Schedule 13G	Page 27 of 37

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.01 per share (the “Common Shares” or “Shares”)

(e)	CUSIP NUMBER

G3922B107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

(a) – (c)                  The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Direct Beneficial Ownership

All of the 106,832,699 Common Shares reported on this Schedule 13G are directly owned by GICO.

Indirect Beneficial Ownership

GICO is an investment vehicle owned directly by Bermuda LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG (collectively, the “General Atlantic Shareholders”), OHCP Bermuda, OHCMP Bermuda, OHCP II Cayman, OHCMP Cayman II, and OHCP II Cayman II (collectively, the “Oak Hill Shareholders”).

GAP Bermuda is the general partner of Bermuda LP and GAP-W. General Atlantic is the sole member of GapStar. The Managing Directors of GA LLC are the managing members of GAPCO III and GAPCO IV and the directors of GAP Bermuda. GmbH is the general partner of KG. The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH. There are 27 managing directors of GA LLC.

GenPar Bermuda is the general partner of OHCMP Bermuda and OHCP Bermuda. MGP Partners Bermuda is the general partner of GenPar Bermuda. MGP Bermuda is the general partner of GenPar Bermuda. SLP Bermuda exercises voting and dispositive control over the shares held by OHCP and OHCMP.

GenPar Cayman is the general partner of OHCP Cayman, OHCP Cayman II and OHCMP Cayman. MGP Partner Cayman is the general partner of OHCP Cayman. MGP Cayman is the general partner of MGP Partners Cayman. SLP Cayman exercises voting and dispositive control over the shares held by OHCP Cayman, OHCP Cayman II and OHCMP Cayman.

GICO Shareholders Agreement

The General Atlantic Shareholders, the Oak Hill Shareholders and GICO are parties to the Shareholders Agreement among themselves and certain management shareholders named therein (the “GICO Shareholders Agreement.”)

CUSIP NO. G3922B107	Schedule 13G	Page 28 of 37

The GICO Shareholders Agreement provides that the General Atlantic Shareholders and the Oak Hill Shareholders are entitled to designate the members of GICO’s board of directors and requires that each shareholder party to the GICO Shareholders Agreement vote its respective Shares in favor of such designees. The GICO Shareholders Agreement contains provisions restricting the transfer of GICO’s securities. In addition, the General Atlantic Shareholders and the Oak Hill Shareholders must unanimously approve any action taken by GICO.

The foregoing description is not complete and is qualified in its entirety to the GICO Agreement, which is attached as Exhibit 2 to this Schedule 13G and incorporated herein by reference.

Given the terms of the GICO Shareholders Agreement, the Reporting Persons may be deemed to constitute a “group” that collectively beneficially owns 106,832,699 Shares, or 49.8%, of the Company’s Common Shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Share ownership reported herein by the Reporting Persons does not include any shares owned by the other parties to the GICO Shareholders Agreement.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

In addition, the Company, GICO, the General Atlantic Shareholders, the Oak Hill Shareholders and certain affiliates of General Electric (the “GE Shareholders”) and WIH Holding, an affiliate of Wachovia Corporation (collectively, the “Shareholders”) are party to a shareholders agreement (as amended, the “Genpact Agreement”) relating to the Common Shares the Shareholders hold in the Company. Pursuant to the Genpact Agreement, GICO is entitled to nominate four persons to the Company’s board of directors. The Shareholders agreed to vote their shares to elect such persons. The number of directors that GICO is entitled to appoint is reduced if its ownership in the Company declines below certain levels and such right ceases if such ownership is below 10% of the Company’s outstanding Common Shares.

Under the Genpact Agreement, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares. GICO, the General Atlantic Shareholders and the Oak Hill

CUSIP NO. G3922B107	Schedule 13G	Page 29 of 37

Shareholders have agreed not to transfer their Shares if such transfer would result in a change of control (as defined in the Genpact Agreement) unless certain conditions are met which require that all outstanding Common Shares owned by the Shareholders are sold for cash or certain types of marketable securities (or both), provided that a limited number may be exchanged for equity of, or remain outstanding in, the surviving person in certain circumstances. In the event of certain transfers by GICO, each of the GE Shareholders and WIH Holding has certain co-sale rights which permit them to sell shares to such transferee on the same terms and conditions.

Until December 31, 2009, GICO, the General Atlantic Shareholders and the Oak Hill Shareholders are also prohibited from transferring Shares to a general partner, limited partner, shareholder, member or other equity holder of General Atlantic or Oak Hill without the GE Shareholders’ prior written consent, unless such transfer is a sale for value and on arms-length terms that would be subject to the co-sale rights described above.

The GE Shareholders have agreed to grant GICO, and WIH Holding has agreed to grant the Company, certain rights of first refusal in the event they desire to transfer shares other than to an affiliate or in a registered offering or a sale pursuant to Rule 144.

The Genpact Agreement grants the Shareholders certain rights to require the Company to register for public resale under the Securities Act all Common Shares that they request be registered. In addition, the Genpact Agreement grants the Shareholders piggyback rights on any registration for the Company’s account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with registrations described above, the Company will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions and except that the selling shareholders will reimburse the Company for out of pocket expenses in the case of a second demand registration within the first fifteen months beginning 180 days after August 7, 2007, the date of consummation of the Issuer’s initial public offering, or 150 days after such date if a waiver of the underwriters lock-up agreement is granted in respect of any Shareholder.

The Genpact Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

The foregoing description is not complete and is qualified in its entirety to the Genpact Agreement, the documents comprising which are attached as Exhibits 3 and 4 to this Schedule 13G and incorporated herein by reference.

An aggregate of 160,615,838 Common Shares are subject to the Genpact Agreement, of which 106,832,699 Common Shares are held directly by GICO (and indirectly beneficially owned by the General Atlantic Shareholders and Oak Hill Shareholders, as reported above under Item 4), 39,947,364 Common Shares are held directly by the GE Shareholders and 13,835,775 Common Shares are held directly by WIH Holding. Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the Genpact Agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group as a result of the Genpact Agreement, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by GICO (and indirectly beneficially owned by the General Atlantic Shareholders and Oak Hill Shareholders, as reported above under Item 4). Based on 214,528,898 Common Shares outstanding (according to Quarterly

CUSIP NO. G3922B107	Schedule 13G	Page 30 of 37

Report on Form 10-Q of the Issuer filed on November 13, 2008), the 160,615,838 Common Shares subject to the Genpact Agreement represent approximately 74.9% of the outstanding Common Shares.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. G3922B107	Schedule 13G	Page 31 of 37

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

GENPACT INVESTMENT CO. (BERMUDA) LIMITED
By:	/s/ John R. Monsky
Name: John R. Monsky Title: Officer
By:	/s/ Mark F. Dzialga
Name: Mark F. Dzialga Title: Manager

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Vice President

GAPSTAR, LLC
By:	General Atlantic LLC, its Sole Member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

CUSIP NO. G3922B107	Schedule 13G	Page 32 of 37

GAP-W INTERNATIONAL, L.P.
By:	GAP (Bermuda) Limited, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Vice President

GAP COINVESTMENTS III, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Member

GAP COINVESTMENTS IV, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Member

GAPCO GMBH & CO. KG
By:	GAPCO Management GmbH, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAPCO MANAGEMENT GMBH
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAP (BERMUDA) LIMITED
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Vice President

CUSIP NO. G3922B107	Schedule 13G	Page 33 of 37

OAK HILL CAPITAL PARTNERS (BERMUDA), L.P.
By:	OHCP GenPar (Bermuda), L.P. its general partner

By:	OHCP MGP Partners (Bermuda), L.P. its general partner

By:	OHCP MGP (Bermuda), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OAK HILL CAPITAL MANAGEMENT PARTNERS (BERMUDA), L.P.
By:	OHCP GenPar (Bermuda), L.P. its general partner

By:	OHCP MGP Partners (Bermuda), L.P. its general partner

By:	OHCP MGP (Bermuda), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

CUSIP NO. G3922B107	Schedule 13G	Page 34 of 37

OHCP GENPAR (BERMUDA), L.P.
By:	OHCP MGP Partners (Bermuda), L.P. its general partner

By:	OHCP MGP (Bermuda), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP MGP PARTNERS (BERMUDA), L.P.
By:	OHCP MGP (Bermuda), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP MGP (BERMUDA), LTD.
By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP SLP (BERMUDA), LTD.
By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

CUSIP NO. G3922B107	Schedule 13G	Page 35 of 37

OAK HILL CAPITAL PARTNERS II (CAYMAN), L.P.
By:	OHCP GenPar II (Cayman), L.P. its general partner

By:	OHCP MGP Partners II (Cayman), L.P. its general partner

By:	OHCP MGP II (Cayman), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OAK HILL CAPITAL PARTNERS II (CAYMAN II), L.P.
By:	OHCP GenPar II (Cayman), L.P. its general partner

By:	OHCP MGP Partners II (Cayman), L.P. its general partner

By:	OHCP MGP II (Cayman), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OAK HILL CAPITAL MANAGEMENT PARTNERS II (CAYMAN), L.P.
By:	OHCP GenPar II (Cayman), L.P. its general partner

By:	OHCP MGP Partners II (Cayman), L.P. its general partner

By:	OHCP MGP II (Cayman), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

CUSIP NO. G3922B107	Schedule 13G	Page 36 of 37

OHCP GENPAR II (CAYMAN), L.P.
By:	OHCP MGP Partners II (Cayman), L.P. its general partner

By:	OHCP MGP II (Cayman), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP MGP PARTNERS II (CAYMAN), L.P.
By:	OHCP MGP II (Cayman), Ltd. its general partner

By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP MGP II (CAYMAN), LTD.
By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

OHCP SLP II (CAYMAN), LTD.
By:	/s/ John R. Monsky
Name: John R. Monsky
Title: Officer

CUSIP NO. G3922B107	Schedule 13G	Page 37 of 37

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2.	Form of Shareholders Agreement, dated as of August 2005, by and among GECIS Investment Co. (Lux) and the shareholders listed on the signature pages thereto.
Exhibit 3.

Form of Amended and Restated Shareholders’ Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by Genpact Limited with the Securities and Exchange Commission on August 1, 2007).

Exhibit 4.	Amendment No. 1 to Amended and Restated Shareholders' Agreement, dated March 27, 2008, by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K filed by Genpact Limited with the Securities and Exchange Commission on March 31, 2008).